UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2022

Commission File Number: 001-40952

Babylon Holdings Limited

1 Knightsbridge Green

London, SW1X 7QA

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Closing of Higi Acquisition

On May 15, 2020, Babylon Holdings Limited (“Babylon”) acquired approximately 10.2% of the fully diluted capital stock of higi SH Holdings Inc. (“Higi”), a provider of digital healthcare services via a network of Smart Health Stations located in the United States. Through a series of investments, Babylon increased its shareholdings in Higi to approximately 25.3% on a fully diluted basis.

On December 7, 2021, Babylon exercised its option to acquire the remaining equity interest in Higi pursuant to the Second Amended and Restated Agreement and Plan of Merger dated October 29, 2021. The closing of this acquisition occurred on December 31, 2021. The total consideration for the remaining Higi equity stake included approximately $4.9 million of cash, the issuance of approximately 3.9 million Babylon Class A ordinary shares, and approximately 2.0 million restricted stock units (RSUs) for Higi continuing employees and consultants in respect of Babylon Class A ordinary shares, of which approximately 1.2 million were vested at closing. The Higi shareholders receiving Babylon shares are subject to a lockup and were granted certain registration rights.

On January 5, 2022, Babylon issued a press release announcing the Higi acquisition closing. A copy of the press release is furnished herewith as Exhibit 99.1 to this current report on Form 6-K.

EXHIBIT INDEX

Exhibit Number	Exhibit Title

99.1	Press Release, dated January 5, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Babylon Holdings Limited

Date: January 5, 2022	/s/ Ali Parsadoust
Ali Parsadoust
Chief Executive Officer